As filed with the Securities and Exchange Commission on August 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

(Name of Subject Company (Issuer))

NUVEEN MORTGAGE OPPORTUNITY TERM FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

670735109

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

Nuveen, LLC

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Two Nuveen Closed-End Funds’ Shareholders Approve Proposals for Fund Restructuring

NEW YORK, August 30, 2019 – Shareholders of Nuveen Mortgage Opportunity Term Fund (NYSE: JLS) and Nuveen Mortgage Opportunity Term Fund 2 (NYSE: JMT) approved a series of proposals relating to a restructuring of the funds which will allow shareholders the opportunity to maintain their exposure to securitized credit in lieu of the upcoming scheduled termination of each fund.

The restructuring of each fund will include:

•	An amendment to each fund’s charter to eliminate the term.
•	A change in each fund’s investment objective to generate high current income through opportunistic investments in securitized credit.
•

Updated investment policies for each fund to invest at least 65% of managed assets in MBS, including residential MBS and commercial MBS and to invest up to 35% in non-mortgage related asset-backed securities including, but not limited to, consumer, auto, collateralized loan obligations, solar, timeshare, aircraft and catastrophe bonds.

•	A change in each fund’s name. JLS will be renamed “Nuveen Mortgage and Income Fund” and JMT will be renamed “Nuveen Mortgage and Income Fund 2.”
•

A new investment management agreement with Nuveen Fund Advisors, LLC that provides for a lower fund-level management fee at each asset level and a new sub-advisory agreement with Teachers Advisors, LLC. Aashh Parekh, Nick Travaglino, and Steve Virgilio of Teachers Advisors, LLC will serve as portfolio managers for the restructured funds.

Prior to the effectiveness of the restructuring, each fund will conduct a tender offer allowing shareholders to offer up to 100% of their shares for repurchase at NAV. Nuveen expects to announce the tender offers shortly. If the total number of a fund’s shares properly tendered are at or below the level set in the Offer to Purchase, the tender offer will be completed and the restructuring proposals described above will be implemented. If the total number of a fund’s shares properly tendered in the tender offer are above the level set in the Offer to Purchase, the tender offer will be cancelled with no common shares repurchased, the restructuring proposals will not be implemented and instead, that fund will proceed to terminate as scheduled pursuant to its original term. In the interim period, the funds may not be fully invested in accordance with their investment policies in order to raise liquid assets in anticipation of payments to either tendering shareholders or to all shareholders in liquidation of the funds in connection with their scheduled termination.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of either fund. Neither fund has yet commenced the tender offer described in this release. Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents that will be filed with the Securities and Exchange Commission (SEC) as exhibits to a tender offer statement on Schedule TO and will be available free of charge at the SEC’s website at www.sec.gov. Common shareholders should read their fund’s offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available as they will contain important information about the fund’s tender offer. Each fund will also make available, without charge, its offer to purchase and letter of transmittal.

Distribution information and all other Nuveen closed-end fund product updates can be found on Nuveen’s enhanced closed-end fund resource page on the Nuveen.com website. The Nuveen Closed-End Funds will be discontinuing the practice of announcing distributions via press release. Shareholders can expect regular distribution information to be posted on that resource page on the first business day of each month. Nuveen continues our commitment to sharing timely and accurate information regarding closed-end funds with our clients. This new resource page will streamline communication and information sharing with all important distribution and fund update information in one place.

For more information, please visit Nuveen’s CEF homepage www.nuveen.com/closed-end-funds or contact:

Advisors

800-752-8700

Investors

800-257-8787

Media

media-inquiries@nuveen.com

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has more than $1 trillion in assets under management as of 30 June 2019 and operations in 23 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

EPS-940238PR-E0819X

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